SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,

England, EC2R 7AG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Prudential plc announces pricing of US$350,000,000 Notes Offering

Prudential plc (the "Company") priced an issue of US$350,000,000 3.625% Notes due 24 March 2032 (the "Notes") under its U.S. Registered Shelf Facility on 21 March 2022. The Notes are senior, unsecured obligations of Prudential plc. The issuance is expected to be completed on 24 March 2022, subject to customary closing conditions.  Application will be made to list the Notes on the New York Stock Exchange.

A copy of the preliminary prospectus supplement filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) of the U.S. Securities Act of 1933, as amended (the "Preliminary Prospectus Supplement"), has been submitted to the National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.  The Preliminary Prospectus Supplement supplements the base prospectus issued by the Company on 11 August 2020 in relation to the Company's U.S. Registered Shelf Facility (such base prospectus, together with the Preliminary Prospectus Supplement, the "Preliminary Prospectus").

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Enquiries to:

Media:		Investors/Analysts:
Simon Kutner Ping Ping Tan	+44 (0)20 3977 9760 +65 9845 8904	Patrick Bowes William Elderkin	+44 (0)20 3977 9702 +44 (0)20 3977 9215

DISCLAIMER

Please note that the information contained in the Preliminary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Preliminary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Preliminary Prospectus is not addressed.  Prior to relying on the information contained in the Preliminary Prospectus you must ascertain from the Preliminary whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 March 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary